SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.[•])
Cambridge Antibody Technology Group plc
(Name of Subject Company)
Cambridge Antibody Technology Group plc
(Name of Person(s) Filing Statement)
Ordinary Shares of 10p each and
American Depositary Shares Representing 10p each
(Title of Class of Securities)
Ordinary Shares (GB0001662252)
American Depository Shares (US1321481079)
(CUSIP Number of Class of Securities)
John Aston
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge CB1 6GH
+44 (0) 1223 471 471
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s)
Filing Statement)
Copies to:
Mark R. Uhrynuk
Mayer, Brown, Rowe & Maw LLP
11 Pilgrim Street
London EC4V 6RW
+44 (0) 7248 4282
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.
IMPORTANT INFORMATION
This document relates to the recommended cash offer by AstraZeneca UK Limited (“AstraZeneca”) for Cambridge Antibody Technology Group plc (“CAT”). Please read this important information first.
The City Code on Takeovers and Mergers (the “City Code”) applies in relation to the information contained in this document.
The directors of CAT accept responsibility for the information contained in this document solely relating to the CAT Group. To the best of the knowledge and belief of the directors of CAT (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.
The directors of AstraZeneca accept responsibility for the information contained in this document, other than that relating to the CAT Group. To the best of the knowledge and belief of the directors of AstraZeneca (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.
CAT has not reviewed, is not responsible for, and accepts no liability in respect of, any information contained in any other document which may be linked to this document by a third party.
Because of legal restrictions, the release, publication or distribution of certain information contained in this document in jurisdictions other than the United Kingdom may be restricted. Persons in a jurisdiction other than the United Kingdom from which this information is accessed, published or distributed should inform themselves about and observe any such restrictions.
By continuing, you hereby acknowledge and understand the foregoing disclosures and limitations.
Offer into the United States.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.
In the United States, AstraZeneca is required to file a Tender Offer Statement containing the offer document and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO and CAT will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on or around the date the offer document is mailed to CAT shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by AstraZeneca or CAT in connection with this Offer will be available from the date the offer document is mailed to CAT shareholders on the SEC’s website at http://www.sec.gov. CAT shareholders are advised to read the offer document and the accompanying forms of acceptance when they are sent to them because they will contain important information. CAT shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.
15 May 2006 Internal Q&A

Question	Answer

Why has AZ chosen CAT?	The establishment of the current Alliance followed an extensive analysis by AZ of the opportunities in fully human mAbs. This alliance has identified that cultures and processes of the two organisations are highly compatible and our joint way of working has brought fantastic progress to the projects initiated. The new relationship will cement the jointness concept, and will allow more flexibility in combining the strengths of CAT in all capabilities and AZ.

By combining CAT technology and know-how in display technology and its exploitation with AZ’s scale of operation and expertise in structural biology/chemistry and drug development we believe we can establish not only an excellent pipeline of mAb drugs, but also secure a leading position in further developments of biologics platforms.

AZ has a large number of alliances, the alliance with CAT has been outstanding and AZ is convinced that a long-term relationship, to jointly and fully exploit and build on the technology, will help secure leading position.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Why have we been bought when the alliance is going so well?	Primarily, ownership gives AZ the confidence to invest further to maximise the potential of the excellent science and exceptional people at CAT. This offer isn’t about finding synergies through cutting costs. Such opportunities are minimal. The synergy value gained from AZ’s ownership of the business derives from the complementary nature of the expertise of the two companies and their ability, together, to achieve more than they could as independent entities.

Will we still ‘licence’ our technologies?	AZ intends to maximise the potential of CAT’s IP. In some cases this may well be compatible with an out licensing strategy. Limited licences to gain technology access may be considered on case-by-case basis.

Why is this important for AZ?	The changes triggered by the CAT acquisition will be important for AZ both in scope — broadening its science base and its product portfolio and also in scale as AZ uses the biologicals route to expand its pipeline.

It is intended that the best of both organisations will be utilised, with an innovation-led culture paramount; we’ll look to preserve the ‘distinct’ culture of CAT, while at the same time gaining the benefits available by applying the breadth and depth of AZ’s global R&D capabilities.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Does this mean that CAT will not be out-licensing CAT-354?	CAT-354 will be added to AZ’s development pipeline.

Are there any pipeline conflicts?	There are no pipeline conflicts. We will look at all assets for value to the business and patients, all projects will be reviewed at next decision point.

When will we see some tangible output from the existing alliance?	The experience to date, through our existing partnership, has been a very good one. We know each other well and we know we can work together. And most importantly, the alliance is delivering. So far, the discovery output has met or exceeded all the targets we jointly set and we anticipate that the first candidate will progress to development by the end of this year.

What does ‘autonomy’ really mean in practice?	It is intended that the best of both organisations will be utilised with an innovation-led culture paramount. AZ has stated that it will look to preserve the ‘distinct’ culture of CAT, while at the same time gaining the benefits available from applying the breadth and depth of AZ’s global R&D capabilities.

CAT is already a separate legal entity. It will simply become a wholly owned subsidiary of AZ rather than a separate listed public limited company.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Will there still be an oncology focus? Will we still be hoping to in-license/acquire new product candidates?	The CAT identity, brand and name will be maintained for the wholly owned subsidiary.

The CAT organisation has the potential to have an impact across all AZ’s existing therapy areas, including oncology.

What is the timeline to closure?	As the deal is a public offer the timeline to closure is dependent on the rate at which acceptances are received. However, we would expect to be able to declare the offer wholly unconditional around the end of June.

What if there isn’t enough support from shareholders?	The offer will lapse.

Will CAT become a separate legal entity?	CAT is already a separate legal entity. It will simply become a wholly owned subsidiary of AZ rather than a separate listed public limited company.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

When AZ owns all of CAT, will CAT still be a plc?	As set out in the press announcement, if the offer becomes or is declared unconditional in all respects, and sufficient acceptances under the offer are received, AZ intends to procure that CAT make applications to cancel the listing of CAT shares from the UKLA’s Official List and to cancel admission to trading in CAT Shares on the London Stock Exchange’s market for listed securities. AZ also intends to procure that CAT applies for delisting of the CAT ADSs from NASDAQ. It is also intended that, following the offer becoming or being declared unconditional, CAT will be re-registered as a private company.

I have shares in CAT — can I vote for/against the acquisition?	You have the choice to accept or not accept the offer. The board of CAT has recommended that CAT shareholders accept the offer and have irrevocably undertaken to do so in respect of their own beneficial shareholdings.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Will CAT become an AZ-branded business? (Logos, letterhead, name etc)	The wholly owned subsidiary will retain its name, ie, CAT.

It is intended that the best of both organisations will be utilised with an innovation-led culture paramount; AZ wants to preserve the ‘distinct’ culture of CAT, while at the same time gaining the benefits available to it from applying the breadth and depth of AZ’s global R&D capabilities.

The importance of CAT will be reflected by the retention and engagement of CAT’s executives and staff.

AZ’s biologicals organisation will be international and, reflecting CAT’s importance, and will be led from Cambridge.

What will be the operating model / organisational structure post deal?	That will be determined by the new Chief Executive with his management team and AZ.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Does this offer price really value the future of the Company fully?	The combination with AZ is very good for our business — CAT will be central to AZ’s plans to create a major R&D capability to deliver biological therapeutics.

Our Board has unanimously recommended the Offer and believe its an attractive premium for our shareholders.

Was this offer from AZ always contemplated when the initial stake was taken?	AZ’s investment and strategic alliance in November 2004 represented a major component of its biologic strategy. Obviously, given the strategic nature of the investment, this was one of the possible outcomes when the initial stake was taken.

What is your view of the likelihood of an interloper?	We think it unlikely that another party will see the benefits that AZ has identified, which has the existing collaboration with CAT.

We should not speculate on the strategies or reactions of individual companies. In principle any company wishing to follow the same approach as AZ in building/consolidating a biologicals capability in house might consider a counter bid.

AZ’s current holding is an obstacle to complete ownership.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

What is the reaction of our major shareholders to this offer, particularly Genzyme?	We will find out in due course — naturally we hope and expect that they will agree with our assessment that this is an attractive offer for our shareholders.

Will AZ be buying shares in the market?	If we buy shares, disclosures will be made in the usual way.

Is the need to be acquired a sign of failure for CAT?	On the contrary, it’s a sign of the success of CAT. The alliance and optimism about the future prospects as part of a larger group allow the CAT vision to be realised earlier.

Isn’t this bad news for ‘British biotech’?	On the contrary, it’s a sign of the success of CAT. The alliance and optimism about the future prospects as part of a larger group allow the CAT vision to be realised earlier. The deal will result in investment to build upon the foundations laid by one of the UK’s most successful biotechs.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Isn’t this bad news for Cambridge ‘science’ and the local economy?	No. AZ’s accelerated bio-therapeutics strategy will be led from Cambridge. This is an endorsement of the success of CAT and the partnership with AZ and is good news for Cambridge Science; for the local economy, for the future of the Biotechnology and Pharmaceutical Industry operating out of the UK but most importantly in the long term, patients who will benefit from the medicines that will flow from the successful implementation of AZ’s biological therapeutics strategy.

Explain the “metrics” used to decide this is a good deal / fair price?	The “metrics” considered were both financial and strategic. From a financial perspective, the discounted expected future returns generated by bringing the two organisations together was assessed against the cost of acquisition. From a strategic perspective consideration was given to where the combined organisation could ultimately deliver beyond where the two separate companies could notably:

• CAT technology plus AZ scale of operation and structural chemistry expertise will allow new organisation to leverage the technology and expertise currently existing in CAT.
• CAT expertise in technology development but with current size is unable to exploit fully the technology

Furthermore AZ has a good understanding through our current alliance of the quality of our organisation. AZ believes it is paying a fair price for a valuable asset.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Will my job at CAT change? What should I be doing now? Should I carry on working as normal? Who can I talk to?	For the vast majority of people there won’t be any change to day to day activities. From now until the deal is completed it is important that we carry on our business as usual. However, please communicate (via your line manager or Catalyst) any concerns or issues that arise — we are keen to know what you think and what may be causing concern.

Will there be any redundancies? If so, how many redundancies will there be? Are any departments/individuals particularly at risk? When will any redundancies take place? How will these decisions be taken, and who will make these decisions?

What will happen to any people doing jobs identified as being redundant?
We envisage that CAT will operate with a high degree of autonomy and will retain the vast majority of existing roles. However if there are any redundancies, we would expect the number to be small and there will need to be discussions with the individuals concerned about what this means for them.
Therefore it would be inappropriate to say that there won’t be any redundancies at this stage. Any redundancies will be handled in line with CAT’s custom and practice as a minimum.
What sort of package will they be offered?
Will they have to work their notice period?

Will I have to relocate?	There are no current plans to ask CAT staff to relocate.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Will anyone from AZ’s Discovery and Development teams (or any other functions) be moving to Granta Park?	At this point in time we haven’t identified any individuals, other than Hamish Cameron as Chief Executive designate, who will be moving to Granta Park when the deal is completed — however in the future we may need to redeploy people with appropriate skills to contribute to the changed CAT — but obviously this would be discussed with individuals.

Will there be other AZ people coming in to head up teams/departments?	There are no current plans to do so.

Who will be my employer, CAT or AZ? Will I have to sign a new contract?	You will continue to be employed by CAT, which will be a wholly owned subsidiary of AZ — and your current employment contract will remain unchanged — you will not need to sign a new contract.

Will there be a freeze on recruitment?	No.

How will those on maternity leave or away from the office for other reasons be made aware of what is happening?	We will make sure that anyone not in the office is contacted and brought up to date with what has been announced.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Should I still take my holiday in May/June?	Yes, you should take holiday as normal.

In future, who will make recruitment decisions?	CAT will continue to recruit its own employees, on CAT terms and conditions of employment using its current recruitment processes. CAT will have autonomy to decide on recruitment strategy within its business plan. Any transfers into CAT from elsewhere in AZ will retain their existing terms and conditions, at least in the short term.

Will there be (another) reorganisation in Discovery and/or Development in CAT	The existing Discovery and Development functions will remain in CAT and, as we now develop a plan to create a new biopharmaceuticals strategy for AZ and apply the biopharmaceutical approach to all of AZ’s therapy and research areas, there will be no doubt be new collaborations established from CAT across AZ.

Why is Peter Chambre leaving and when does he go?	Peter says: “I am proud of the achievements of CAT — it is a fantastic company. However, CAT is now entering a new phase within AZ and it is right for it to have a new leader. I will help support the early integration and then leave.”

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Will AZ close any of our facilities	The aim is to grow and therefore there are no plans to close any facilities.

Will our key personnel stay? - How will you ‘lock’ them in? - Any special contractual terms?	AZ recognises that the people and the culture are key to maximising this opportunity and that it is vital to retain the experience and expertise of CAT staff and to maintain the excellent relationships already formed through the alliance. In recognition of the importance of retaining CAT staff to the future success of the business all staff will receive a special retention payment, the details of which will be announced once the offer is accepted by the shareholders.
A small number of staff are likely to leave the organisation as their roles will cease or change significantly — but this will be managed in a fair and sensitive manner with the individuals concerned — and anyone whose employment is terminated because of redundancy before the first anniversary date will be eligible for the special retention payment.
AZ will also consider what bonus and other remuneration arrangements are appropriate going forward.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

What’s in it for me? Why should I stay?	AZ has already benefited from exposure to CAT’s culture and values — the current alliance has demonstrated to both partners that applying biotech thinking in a spirit of jointness has lead to fantastic progress in our projects. AZ has noted the importance of retaining the excellent team spirit by combining the best qualities of biotech and pharma from applying small company innovation, energy and entrepreneurial spirit to the business of discovering and developing drugs. Indeed, David Brennan (CEO of AZ) has said that if he had a ‘magic wand’ he would “bring a small biotech company feel to our ‘Big Pharma’ organisation”.

The CAT identity, brand and name will be maintained for the wholly owned subsidiary.

Who will manage the integrated operation?	Hamish Cameron has been appointed Chief Executive designate and key leaders in CAT have been retained and will assist transition.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

What will it be called?	The CAT name is to be retained for the AZ wholly owned subsidiary.

Will we be subsumed?	It is intended that the best of both organisations will be utilised with an innovation-led culture paramount; we’ll look to preserve the ‘distinct’ culture of CAT, while at the same time gaining the benefits available to us from applying the breadth and depth of AZ’s global R&D capabilities.

CAT will be the centre for delivery of discovery and early development projects to the agreed disease strategies set with the RA/TAs.

Will our terms and conditions change?	There will be no change to CAT Terms and Conditions of Employment in the short-term — however we will review whether it would be sensible to make any longer term changes during the transition period. Your salary will remain unchanged and will continue to be paid in the same way as previously.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

What happens to my salary and other benefits, in particular my pension?	CAT staff will retain their existing benefits. We will need to review remunerate arrangements including shares plans and bonuses post the transfer.

The CAT pension scheme will remain unchanged — and company contributions will remain at current levels.

What will happen to my (a) free shares? (b) share options? (c) share scheme shares?	The exact arrangements including how you cash in your shares and options will be communicated to you once they are finalised — however in most instances we expect that share options will vest at the time of deal closure and shares in other plans will be paid out at the same time in accordance with the share plan rules (see separate e-mail from Justin Hoskins).

I was planning to cash in some options/sell a few shares after the close period which ends with the Interim results on Monday. Can I still do so?	We are in the process of checking the position on this but expect that the answer will be yes (see separate e-mail from Justin Hoskins).

What will happen if I leave in less than 12 months?	Should anyone leave CAT for reasons of redundancy or by agreement within 12 months then they will be eligible for the full retention bonus. Anyone resigning or dismissed before the 12 months are up will not be eligible for a payment.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

Will I get a redundancy package if I choose to leave CAT?	For the vast majority of staff we do not anticipate any significant changes to roles and therefore there would be no reason for people to leave and no case for a redundancy payment if they chose to leave. However should there be any potential redundancies, we would expect the number to be small. This would be discussed with the individuals and if necessary the CAT custom and practice on redundancy packages would be adopted as a minimum.

Will our performance management system change?	There is no intention to change this in the immediate future.

What about CAT’s commitment to other companies?	AZ will fulfil existing commitments on CAT contracts subject to discussions with other parties.

Aren’t we ‘breaking’ our commitments to these partners in doing this deal?

What will happen to our collaborations with Genzyme and Zenyth? What about our relationship with Lonza?

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

How will you keep the entrepreneurial/innovative spirit?	AZ has already benefited from exposure to CAT culture and values — the current alliance has demonstrated to both partners that applying biotech thinking in a spirit of jointness has lead to fantastic progress in our projects — and AZ can continue to learn from CAT how to benefit from small company innovation, energy, entrepreneurial spirit.

Isn’t there a culture clash (big pharma vs. biotech)?	Key CAT leaders will be retained and will have an important role in maintaining entrepreneurial spirit.

AZ recognises and values entrepreneurial spirit. These exemplify the current collaboration, which has demonstrated the ability of both companies to work together — excellent progress has been made to date. Both organisations have strong project oriented culture and desire to bring excellent products to patients.

Are there any plans to combine Kudos (recently acquired by AZ) with CAT?	Although the proposed purchase of CAT will strengthen AZ’s presence in the growing Cambridge Biotechnology cluster, at present there are no plans to unite CAT with Kudos.

Q&As relate to an announcement of an offer, subject to shareholder acceptance.

Question	Answer

What should I say to my contacts at collaborators/suppliers/friends in the industry/the press?	Please remember that it’s ‘business as usual’ and that CAT’s suppliers and partners should carry on as normal. Please refer all calls from the media, analysts and shareholders to the Corporate Communications team as you would normally do. We are contacting all our partners and key suppliers and will make sure that they are all aware of the news.

If anyone asks, you may send them the news release, which is a public document, but please don’t be drawn on any questions that fall outside the scope of the release. In such cases, please refer the caller to the appropriate member of the EG, or the Corporate Communications department.

Outside the company, please be careful not to speak carelessly, particularly when in a public place. Although this is always important, we would not want members of the media or investors to inadvertently learn of information that may not be in the public domain.
16/05/2006